Consumer Partners Acquisition Corp. ••11150 Santa Monica Blvd. ••Suite 700 ••Santa Monica, CA ••90025

December 17, 2010

Via Edgar and Federal Express

United States Securities and Exchange Commission

Washington, D.C. 20549-6010

Division of Corporation Finance

Re:	Consumer Partners Acquisition Corp. Form RW Request for Withdrawal of Registration Statement on Form S-1 (SEC File No. 333 - 148396) filed December 28, 2007

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Act”), Consumer Partners Acquisition Corp., a Delaware corporation (the “Company”) hereby withdraws the Company’s registration statement on Form S-1, together with all exhibits thereto (collectively, the “Registration Statement”) filed with the Commission (SEC File No. 333-148396) and requests that the Commission consent to the immediate withdrawal of the Registration Statement.  The Registration Statement was filed on December 28, 2007 and has not become effective.

The Company submits this request for withdrawal as it does not intend to pursue the contemplated public offering at this time. The Company confirms that no securities have been or will be distributed, issued or sold pursuant to the Registration Statement or the prospectus contained therein. The Company also acknowledges that no refund will be made for fees paid to the Commission in connection with filing of the Registration Statement.  However, the Company requests, in accordance with Rule 457(p) under the Act that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Company’s account to be offset against the filing fee for any future registration statement or registration statements.  The Company may undertake a subsequent private offering in reliance on Securities Act Rule 155(c).

Accordingly, the Company hereby respectfully requests that a consent to this withdrawal of the Registration Statement be issued by the Commission as soon as reasonably possible.  Please forward copies of the consent to the withdrawal of the Registration Statement to the undersigned via facsimile at 310.445.6522 and via mail at 11150 Santa Monica Boulevard, Suite 700, Santa Monica, CA 90025.

Sincerely,
Consumer Partners Acquisition Corp.
/s/ Ted Tawinganone
Ted Tawinganone, CFO